CORESITE REALTY CORPORATION

1001 17th Street, Suite 500

Denver, Colorado 80202

October 21, 2014

VIA EDGAR CORRESPONDENCE

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Erin E. Martin, Senior Counsel

Re:                             CoreSite Realty Corporation

Registration Statement on Form S-3

File No. 333-198951

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, CoreSite Realty Corporation (the “Company”), hereby requests acceleration of the effective date of the Registration Statement referred to above, as amended, so that it may become effective at 5:00 pm, Eastern Daylight Time, on Thursday, October 23, 2014 or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement referred to above, the Company, its officers and directors acknowledge the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CoreSite Realty Corporation

By:	/s/ Derek McCandless
	Name:	Derek McCandless
	Title:	Senior Vice President and General Counsel

cc:                                Coy Garrison, Staff Attorney

Securities and Exchange Commission

Thomas M. Ray, President and Chief Executive Officer of

CoreSite Realty Corporation

Jeffrey S. Finnin, Treasurer and Chief Financial Office of

CoreSite Realty Corporation

Patrick H. Shannon of Latham & Watkins LLP

Brandon J. Bortner of Latham & Watkins LLP